EXHIBIT 99.3

Mailing Address: PO Box 9431 Stn Prov Govt Victoria BC V8W 9V3 www.corporateonline.gov.bc.ca	Location: 2nd Floor - 940 Blanshard Street Victoria BC 1 877 526-1526

Notice of Articles BUSINESS CORPORATIONS ACT	CERTIFIED COPY Of a Document filed with the Province of British Columbia Registrar of Companies KERRY TAYLOR

NOTICE OF ARTICLES

Name of Company: ORION DIGITAL CORP.

REGISTERED OFFICE INFORMATION Mailing Address: SUITE 1700, PARK PLACE 666 BURRARD STREET VANCOUVER BC V6C 2X8 CANADA	Delivery Address: SUITE 1700, PARK PLACE 666 BURRARD STREET VANCOUVER BC V6C 2X8 CANADA

RECORDS OFFICE INFORMATION Mailing Address: SUITE 1700, PARK PLACE 666 BURRARD STREET VANCOUVER BC V6C 2X8 CANADA	Delivery Address: SUITE 1700, PARK PLACE 666 BURRARD STREET VANCOUVER BC V6C 2X8 CANADA

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DIRECTOR INFORMATION Last Name, First Name, Middle Name: Shan, Alex Mailing Address: 516 - 409 GRANVILLE STREET VANCOUVER BC V6C 1T2 CANADA	Delivery Address: 516 - 409 GRANVILLE STREET VANCOUVER BC V6C 1T2 CANADA

Last Name, First Name, Middle Name: McAlister, Kristin Mailing Address: 516 - 409 GRANVILLE STREET VANCOUVER BC V6C 1T2 CANADA	Delivery Address: 516 - 409 GRANVILLE STREET VANCOUVER BC V6C 1T2 CANADA

Last Name, First Name, Middle Name: Floyd, Joanna Mailing Address: 516 - 409 GRANVILLE STREET VANCOUVER BC V6C 1T2 CANADA	Delivery Address: 516 - 409 GRANVILLE STREET VANCOUVER BC V6C 1T2 CANADA

Last Name, First Name, Middle Name: Payne, Christopher Mailing Address: 516 - 409 GRANVILLE STREET VANCOUVER BC V6C 1T2 CANADA	Delivery Address: 516 - 409 GRANVILLE STREET VANCOUVER BC V6C 1T2 CANADA

Last Name, First Name, Middle Name: Feller, Gregory Mailing Address: 516 - 409 GRANVILLE STREET VANCOUVER BC V6C 1T2 CANADA	Delivery Address: 516 - 409 GRANVILLE STREET VANCOUVER BC V6C 1T2 CANADA

Last Name, First Name, Middle Name: Feller, David Mailing Address: 516 - 409 GRANVILLE STREET VANCOUVER BC V6C 1T2 CANADA	Delivery Address: 516 - 409 GRANVILLE STREET VANCOUVER BC V6C 1T2 CANADA

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AUTHORIZED SHARE STRUCTURE
1. No Maximum	Common Shares	Without Par Value With Special Rights or Restrictions attached

2. No Maximum	Preference Shares	Without Par Value With Special Rights or Restrictions attached

1. No Maximum	Series 1 Preference	Special Rights or Restrictions are attached

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